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                              March 29, 2024

       Stephen Berman
       Chief Executive Officer
       JAKKS Pacific, Inc.
       2951 28th Street
       Santa Monica, CA 90405

                                                        Re: JAKKS Pacific, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on March 25,
2024
                                                            File No. 333-278220

       Dear Stephen Berman:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-3 filed March 25, 2024

       Selling Shareholders, page 6

   1. Please revise this section to provide the information required by Item 507 of Regulation S-
                                                        K. For guidance, refer
to Question 140.02 of our Regulation S-K Compliance and
                                                        Disclosure
Interpretations. Without limitation, revise your disclosure to identify, by footnote or otherwise,
the selling shareholders who have the material relationships with you discussed on page
6. With respect to the shares to be offered for resale by each selling stockholder that is a
legal entity, disclose the natural person or persons who have voting and investment control
of the shares to be offered for resale by that selling stockholder.
 Stephen Berman
FirstName  LastNameStephen Berman
JAKKS Pacific,  Inc.
Comapany
March      NameJAKKS Pacific, Inc.
       29, 2024
March2 29, 2024 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing